QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99

BioMarin/Genzyme LLC
Index to Consolidated Financial Statements

Page(s)
Report of Independent Registered Public Accounting Firm	1
Consolidated Statements of Operations for the Year Ended December 31, 2007	2
Consolidated Statements of Cash Flows for the Year Ended December 31, 2007	3
Consolidated Statements of Changes in Venturers' Capital for the Year Ended December 31, 2007	4
Notes to Consolidated Financial Statements	5 - 14

 Report of Independent Registered Public Accounting Firm

To the Steering Committee of BioMarin/Genzyme LLC:

        In our opinion, the accompanying consolidated statements of operations, of cash flows and of changes in Venturers' capital present fairly, in all material respects, the results of operations and cash flows of BioMarin/Genzyme LLC and its subsidiaries for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts February 25, 2008

BioMarin/Genzyme LLC

Consolidated Statements of Operations

(Amounts in thousands)

For the Year Ended December 31, 2007
Revenues:
Net product sales	$123,671

Operating costs and expenses:
Cost of products sold	27,110
Selling, general and administrative	24,682
Research and development	11,825

Total operating costs and expenses	63,617

Income from operations	60,054
Interest income	766

Net income	$60,820

Net income attributable to each Venturer:
BioMarin Companies	$30,410

Genzyme Corporation	$30,410

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

For the Year Ended December 31, 2007
Cash Flows from Operating Activities:
Net income	$60,820
Reconciliation of net income to cash flows from operating activities:
Amortization expense	73
Increase (decrease) in cash from working capital changes:
Accounts receivable	(7,147)
Inventories	(1,417)
Prepaid expenses and other current assets	(602)
Due from (to) BioMarin Companies	491
Due from (to) Genzyme Corporation	(3,079)
Accrued expenses	(200)
Deferred revenue	8

Cash flows from operating activities	48,947
Cash Flows from Investing Activities:
Change in restricted cash	340

Cash flows from investing activities	340

Cash Flows from Financing Activities:
Capital distribution to BioMarin Companies	(17,100)
Capital distribution to Genzyme Corporation	(17,100)

Cash flows from financing activities	(34,200)

Increase in cash and cash equivalents	15,087
Cash and cash equivalents at beginning of period	12,778

Cash and cash equivalents at end of period	$27,865

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Changes in Venturers' Capital

(Amounts in thousands)

	Venturers' Capital
	BioMarin Companies	Genzyme Corporation	Total Venturers' Capital
Balance at December 31, 2006	31,695	31,694	63,389
2007 capital distributions	(17,100)	(17,100)	(34,200)
2007 net income	30,410	30,410	60,820

Balance at December 31, 2007	$45,005	$45,004	$90,009

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements

A. Nature of Business and Organization

        BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

  •
  50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

  •
  50% by Genzyme Corporation, which is referred to as Genzyme.

        The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

        The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party's (or, in the case of default by BioMarin, the BioMarin Companies') percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately.

        The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

        On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan's Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity.

        Aldurazyme is manufactured at BioMarin's facility in Novato, California and is sent to either Genzyme's manufacturing facility in Allston, Massachusetts or to a third-party facility for the fill-finish process. Prior to January 1, 2008, on behalf of the Joint Venture, Genzyme was commercializing Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia-Pacific

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

A. Nature of Business and Organization (Continued)

regions and continuing to launch Aldurazyme on a country-by-country basis as pricing and reimbursement approvals were obtained. Genzyme has applications for marketing approval for Aldurazyme currently pending in several countries in Latin America, Central and Eastern Europe and the Asia-Pacific regions.

        Effective January 1, 2008, the BioMarin Companies, Genzyme and the Joint Venture amended and restated the Collaboration Agreement and restructured the relationship regarding the manufacturing and commercialization of Aldurazyme by entering into several new agreements (the "Restructuring Agreements"). The Joint Venture will no longer engage in commercial activities related to Aldurazyme and will solely:

  •
  hold the intellectual property relating to Aldurazyme and other collaboration products, as defined in the amended and restated Collaboration Agreement; and

  •
  engage in research and development activities that are mutually selected and funded by the BioMarin Companies and Genzyme, as the Venturers, the costs of which will be shared equally by the Venturers.

Under the Restructuring Agreements, the Joint Venture will license all intellectual property relating to Aldurazyme and other collaboration products on a royalty-free basis to the BioMarin Companies and Genzyme. The BioMarin Companies will hold the manufacturing rights and Genzyme will hold the global marketing rights and Genzyme will pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme. As a result of the restructuring, the Joint Venture will no longer record any revenues or operating costs and expenses related to the commercialization of Aldurazyme, and will distribute substantially all of its assets and liabilities to the Venturers during the first quarter of 2008.

B. Summary of Significant Accounting Policies

Basis of Presentation

        The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

Accounting Method

        The consolidated financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

        The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B. Summary of Significant Accounting Policies (Continued)

Uncertainties

        Prior to January 1, 2008, the Joint Venture was subject to risks common to companies in the biotechnology industry, including:

  •
  the ability of the Joint Venture to manufacture sufficient amounts of its products for development and commercialization activities and to do so in a timely and cost-effective manner;

  •
  the accuracy of the Joint Venture's estimates of the size and characteristics of markets to be addressed by the Joint Venture's products including growth projections;

  •
  market acceptance of the Joint Venture's products in expanded areas of use and new markets;

  •
  the Joint Venture's ability to obtain reimbursement for its products from third-party payors, where appropriate, the extent of such coverage and the accuracy of the Joint Venture's estimates of the payor mix for its products;

  •
  the Joint Venture's ability to successfully obtain timely additional regulatory approvals and adequate patent and other proprietary rights protection for its products; and

  •
  the content and timing of decisions made by the FDA and other regulatory agencies regarding the Joint Venture's products and manufacturing facilities.

Use of Estimates

        Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its consolidated financial statements. The Joint Venture's actual results could differ from these estimates.

Cash and Cash Equivalents

        Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. All of the Joint Venture's cash, excluding its restricted cash, is held on deposit at one financial institution.

Inventories

        Inventories are valued at cost or, if lower, fair value. The Venturers analyze the Joint Venture's inventory levels quarterly and write down to its net realizable value:

  •
  inventory that has become obsolete;

  •
  inventory that has a cost basis in excess of its expected net realizable value;

  •
  inventory in excess of expected requirements; and

  •
  expired inventory.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

        The Joint Venture reports comprehensive income in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No., or FAS, 130, "Reporting Comprehensive Income." Comprehensive income for the year ended December 31, 2007, does not differ from the reported net income.

Transactions with Affiliates

        Prior to January 1, 2008, on behalf of the Joint Venture, Genzyme was commercializing Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia-Pacific regions and, as a result, executed sales and collected cash from product sales in those territories on behalf of the Joint Venture.

        The majority of the Joint Venture's operating expenses consist of expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the consolidated financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. Genzyme owed the Joint Venture $9.9 million at December 31, 2007 consisting of cash received on behalf of the Joint Venture for net product sales, net of expenses and other liabilities incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies a total of $2.1 million at December 31, 2007 for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

        The Joint Venture translates the financial transactions performed by Genzyme's foreign subsidiaries on behalf of the Joint Venture from local currency into U.S. dollars using the current exchange rate at each balance sheet date for assets and liabilities, and the average exchange rate prevailing during each period for revenues and expenses. The Joint Venture includes any gains and losses on these transactions in selling, general and administrative expenses in its results of operations. Selling, general and administrative expenses includes foreign currency transaction net gains of $2.0 million in 2007.

Derivative Instruments

        In accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities," the Joint Venture recognizes all derivative instruments as either assets or liabilities in its balance sheet and measures those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income (loss), depending on whether the derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        The Joint Venture recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss pass to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Revenue transactions are evidenced by customer purchase orders, customer contracts in certain instances, invoices and related shipping documents.

        The Joint Venture records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. The Joint Venture's Medicaid and payor rebate reserves have two components:

  •
  an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

  •
  an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

        Accrued expenses for the Joint Venture includes a reserve for Medicaid and payor rebates payable of $0.9 million at December 31, 2007.

        Due to the nature, purpose and means of use of Aldurazyme, customers do not have the right to return the product in the ordinary course of business, other than for defects. Because of these limited rights of return and the Joint Venture and Genzyme's experience of returns for similar products, the Joint Venture has concluded that product returns will be minimal and therefore, an allowance for product returns for Aldurazyme is not necessary as of December 31, 2007. In the future, if any of these factors and/or history of product returns changes, an allowance for product returns may be required.

        Emerging Issues Task Force, or EITF, Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

  •
  the vendor can reasonably estimate the fair value of the benefit received.

        The Joint Venture records certain fees paid to its distributors for services as operating expense where the criteria set forth above are met. The fees incurred for these services were $0.7 million in 2007.

Research and Development

        Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

Accounting for Stock-Based Compensation

        FAS 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95," was effective January 1, 2006 and required companies to recognize stock-based compensation expense in their financial statements for all share-based payment awards made to employees and directors based upon grant date fair value of those awards. The Joint Venture currently has no employees and, as a result, is not currently subject to the provisions of FAS 123R or Staff Accounting Bulletin No., or SAB, 107, "Share-Based Payment." In addition, the Steering Committee has determined that the stock-based compensation expenses do not currently qualify as expenses related to the operation of the Joint Venture and, therefore, the Venturers are not permitted to charge any portion of their respective stock-based compensation expenses to the Joint Venture. In the future, if the Joint Venture has its own employees or if the Steering Committee determines that stock-based compensation expenses should be included in the operating costs of the Joint Venture, then the Joint Venture will become subject to the provisions of FAS 123R.

Recent Accounting Pronouncements

        FAS 157, "Fair Value Measurements."    In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosure requirements about fair value measurements. FAS 157 is effective for the Joint Venture as of January 1, 2008. The Joint Venture does not believe the adoption of FAS 157 will have a material impact on its financial position and results of operations.

        FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115."    In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for the Joint Venture as of January 1, 2008 and cannot be adopted early unless FAS 157 is also adopted. The Joint Venture does not believe the adoption of FAS 159 will have a material impact on its financial position and results of operations.

        EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities."    In June 2007, the FASB ratified the EITF consensus reached in EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which provides guidance for nonrefundable prepayments for goods or services that will be used or rendered

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B. Summary of Significant Accounting Policies (Continued)

for future research and development activities and directs that such payments should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. EITF Issue No. 07-3 is effective for the Joint Venture as of January 1, 2008 and will be applied prospectively to new contracts the Joint Venture enters into on or after that date. Earlier application is not permitted. The Joint Venture does not believe the adoption of EITF Issue No. 07-3 will have a material effect on its financial position, results of operations or cash flows.

C. Derivative Financial Instruments

        The Joint Venture periodically enters into foreign currency forward contracts, all of which have a maturity of less than 45 days. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The Joint Venture did not enter into any foreign currency forward contracts at the end of 2007.

D. Accounts Receivable

        The Joint Venture's trade receivables primarily represent amounts due from distributors and healthcare service providers. The Joint Venture states accounts receivable at fair value, after reflecting an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. The Joint Venture believes that its credit risk associated with trade receivables is mitigated by the following factors:

  •
  the product is sold to a number of customers over a broad geographic range;

  •
  the Joint Venture performs credit evaluations of its customers on an ongoing basis; and

  •
  the Joint Venture performs a detailed, monthly review of the receivable aging and specific customer balances.

        The Joint Venture did not record an allowance for doubtful accounts at December 31, 2007. To date, due to the customers' credit worthiness, the monthly review of the receivable balances and the customers' need to maintain a supply of Aldurazyme and Genzyme's similar products, the Joint Venture has not written off any receivables and no allowance for doubtful accounts has been necessary.

E. Inventories (amounts in thousands)

December 31, 2007
Raw materials	$2,294
Work-in-process—bulk material	11,646
Finished products	13,041

Total	$26,981

F. Restricted Cash

        In 2007, the Joint Venture entered into a series of foreign currency forward contracts all of which have a maturity of less than 45 days. In connection with these contracts, the Joint Venture was

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

F. Restricted Cash (Continued)

obligated to deposit cash based on the outstanding amount of the hedge contract and foreign exchange movement during the length of the contract in a restricted cash account with the financial institution issuing the contracts. The amount of restricted cash on deposit will be adjusted ratably, from time to time, in accordance with any changes in the amount outstanding under these contracts. As of December 31, 2007 the Joint Venture had no outstanding hedge contracts and no restricted cash.

G. Technology License Fees

        In 2005, the Joint Venture paid $0.4 million for technology license fees, which will be amortized over their estimated useful lives, which range from approximately four to five years. Total amortization expense for the Joint Venture's technology license fees was approximately $73,000 for the year ended December 31, 2007.

        The estimated future amortization expense for the Joint Venture's technology license fees for the remaining two succeeding fiscal years is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense
2008	$74
2009	64

H. Accrued Expenses:

        Accrued expenses consist of the following (amounts in thousands):

December 31, 2007
Royalties	$4,911
Rebates	908
Other	573

Total	$6,392

I. Venturers' Capital

        The Joint Venture distributed a total of $17.1 million in 2007 of cash to each Venturer in accordance with the terms of the Collaboration Agreement.

        As of December 31, 2007, Venturers' capital is comprised of capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the Collaboration Agreement and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2007, the BioMarin Companies and Genzyme have each provided a total of $67.3 million of funding to the Joint Venture, net of $39.9 million of cash distributed by the Joint Venture to each Venturer. The Venturers did not make any capital contributions to the Joint Venture in 2007 because the Joint Venture had sufficient cash to meet its financial obligations.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

J. Commitments and Contingencies

        There have been several lawsuits filed in Brazil alleging that the Joint Venture and/or its affiliates are contractually obligated to provide drugs at no cost to several patients. The Joint Venture and/or its affiliates are vigorously defending against these actions. Management of the Joint Venture is not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss the Joint Venture might incur if the Joint Venture and/or its affiliates do not prevail in the final, non-appealable determination of these matters.

        The Joint Venture periodically becomes subject to legal proceedings and claims arising in connection with its business. The Joint Venture is not able to predict the outcome of any legal proceedings, to which it may become subject in the normal course of business, or estimate the amount or range of any reasonably possible loss the Joint Venture might incur if it does not prevail in the final, non-appealable determinations of such matters. Therefore, the Joint Venture has no current accruals for these potential contingencies. The Joint Venture cannot provide you with assurance that legal proceedings will not have a material adverse impact on its financial condition or results of operations.

K. Segment Information

        The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

        The following table contains revenue information by geographic area (amounts in thousands):

For the Year Ended December 31, 2007
Revenues:
United States	$28,994
Europe	69,335
Other	25,342

Total	$123,671

        The Joint Venture's results of operations are solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in Novato, California. The fill-finish process is completed at either Genzyme's manufacturing facility in Allston, Massachusetts or at a third party. The percentage of sales of Aldurazyme to distributors, as compared to total revenues in 2007, were as follows:

% of Total Revenues 2007
Sales to Distributors:
U.S. distributors	9%
European distributors	7%
Other distributors	3%

Total sales to distributors	19%

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

K. Segment Information (Continued)

        The percentage of sales of Aldurazyme to two U.S. distributors, as compared to total revenues in 2007, were as follows:

% of Total Revenues 2007
Sales to U.S. Distributors:
Distributor A	3%
Distributor B	6%

Total sales to U.S. distributors	9%

QuickLinks

  Exhibit 99
BioMarin/Genzyme LLC Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
BioMarin/Genzyme LLC Consolidated Statements of Operations (Amounts in thousands)
BioMarin/Genzyme LLC Consolidated Statements of Cash Flows (Amounts in thousands)
BioMarin/Genzyme LLC Consolidated Statements of Changes in Venturers' Capital (Amounts in thousands)
BioMarin/Genzyme LLC Notes to Consolidated Financial Statements